EXHIBIT 3.212
LIMITED LIABILITY COMPANY AGREEMENT
OF
ARIZONA DH, LLC
This Limited Liability Company Agreement of Davis Hospital, LLC, effective as of July 6, 2000 (this “Agreement”), is entered into by Triad Holdings III, Inc., as the sole member (the “Member”).
WHEREAS, the Member desires to form a limited liability company under and subject to the laws of the State of Delaware for the purpose described below; and
WHEREAS, the Member desires to enter into this Agreement to define formally and express the terms of such limited liability company and its rights and obligations with respect thereto.
NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the Member hereby forms a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18101, et. seq.), as amended from time to time (the “Act”), and hereby agrees as follows:
1. Name. The name of the limited liability company formed hereby is Arizona DH, LLC (the “Company”).
2. Purpose. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, carrying on any lawful business, purpose or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.
3. Registered Office. The address of the registered office of the Company in the State of Delaware is 1013 Centre Road, Wilmington, Delaware 19805.
4. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805.
5. Member and Capital Contribution. The name and the business address of the Member and the amount of cash or other property contributed or to be contributed by the Member to the capital of the Company are set forth on Schedule A attached hereto and shall be listed on the books and records of the Company. The managers of the Company shall be required to update the books and records, and the aforementioned Schedule, from time to time as necessary to accurately reflect the information therein.
The Member shall not be required to make any additional contributions of capital to the Company, although the Member may from time to time agree to make additional capital contributions to the Company,

6. Powers. The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. Jeffrey P. Kent is hereby designated an authorized person, within the meaning of the Act, to execute, deliver and file the Certificate of Formation of the Company, and Donald P. Fay is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file any amendments and/or restatements to the Certificate of Formation of the Company and any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business. The Member hereby designates the following persons to serve as managers [in the capacity set forth after their names], each until such person’s successor shall have been duly appointed or until such person’s earlier resignation or removal:

James D. Shelton	President and Chief Executive Officer
Michael J. Parsons	Executive Vice President and Chief Operating Officer
Burke W. Whitman	Executive Vice President and Chief Financial Officer
Donald P. Fay	Executive Vice President and Secretary
Michael L. Silhol	Vice President and Assistant Secretary
The managers of the Company shall have such authority and perform such duties in the management of the Company as may be determined by the Member or as provided herein or under the Act to one or more managers.
7. Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following: (a) the written consent of the Member or (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.
8. Allocation of Profits and Losses. The Company’s profits and losses shall be allocated to the Member.
9. Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.
10. Resignation, The Member shall not resign from the Company (other than pursuant to a transfer of the Member’s entire limited liability company interest in the Company to a single substitute member, including pursuant to a merger agreement that provides for a substitute member pursuant to the terms of this Agreement) prior to the dissolution and winding up of the Company.
11. Assignment and Transfer. The Member may assign or transfer in whole but not in part its limited liability company interest to a single acquiror.
12. Admission of Substitute Member. A person who acquires the Member’s entire limited liability company interest by transfer or assignment shall be admitted to the Company as a member upon the execution of this Agreement or a counterpart of this Agreement and thereupon shall become the “Member” for purposes of this Agreement.

13. Liability of Member and Managers. Neither the Member nor any manager shall have any liability for the obligations or liabilities of the Company except to the extent provided herein or in the Act.
14. Indemnification. The Company shall indemnify and hold harmless each manager and the Member and its partners, stockholders, officers, directors, managers, employees, agents and representatives and the partners, stockholders, officers, directors, managers, employees, agents and representatives of such persons to the fullest extent permitted by the Act.
15. Amendment. This Agreement may be amended from time to time with the consent of the Member.
16. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware,
IN WITNESS WHEREOF, the undersigned has executed this Limited Liability Company Agreement as of the 6th day of July, 2000
TRIAD HOLDINGS III, INC.
By /s/ Donald P. Fay
Donald P. Fay
Executive Vice President

SCHEDULE A

Member and		Limited Liability
Business Address	Capital Contribution	Company Interest
Triad Holdings III, Inc. 13455 Noel Road, Suite 2000 Dallas, Texas 75240 Attn: General Counsel	Funds necessary to allow the Company to contribute its share — as a limited partner in Triad-Denton Hospital, L.P., a Delaware limited partnership — of the capital necessary to enable such limited partnership to consummate the acquisition of Denton Community Hospital, pursuant to the Asset Purchase Agreement dated June 23, 2000	100%